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                         ANNUAL MEETING OF SHAREHOLDERS
                                 OF STANTEC INC.
                THURSDAY, MAY 6, 2004 - 11:00 A.M. MOUNTAIN TIME
                                EDMONTON, ALBERTA

VOTING RESULTS:

Full details of the matters for shareholder action can be viewed by accessing the Management Information Circular for the meeting which has been filed on SEDAR (http://www.sedar.com).

The Directors of Stantec Inc. recommended that Shareholders vote FOR matters 1 and 2 below:

1.    ELECTION OF DIRECTORS

      For: 98.045%                   Withheld: 1.955%

Each of the eight (8) nominees listed in the Management Information Circular were elected as directors of Stantec Inc. for the ensuing year or until their successors are elected or appointed.

2.    APPOINTMENT OF AUDITORS NAMED IN THE MANAGEMENT INFORMATION CIRCULAR

      For: 96.274%                   Withheld: 3.726%

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec Inc. for the ensuing year or until their successors are appointed and the directors were authorized to fix the remuneration of the auditors.

For further information on the vote results, please contact Investor Relations at ir@stantec.com.